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Maxeme Tuchman

CEO + Co-Founder, Caribu | Education leader | World champ | Keynote speaker | Amplifier of women's voices

Miami Beach, Florida · See 500+ connections · **See contact info**

 **Caribu**

 **Harvard Business School**

About

Maxeme Tuchman is the CEO and Co-Founder of Caribu, an interactive video-calling platform that helps grandparents and parents, read and draw with children when they're not in the same location. She has been the winner or finalist in 30 international and national pitch competitions and is the 59th woman to raise   ... see more

  

Articles & activity

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TECH CONNECTS FIREFIGHTERS WITH THEIR...

Maxeme Tuchman
Published on LinkedIn

The Caribu Firefighter Family Initiative Donates Free Subscriptions to Firefighters & Others Impacted by Fires to Show Support MIAMI, FL –

August 14, 2018 – Today Caribu, a vide ...see more

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 **Is your child safe online? We know that your child's online safety is of...**
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 **Congrats!!**
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 **Such a great first event! So great to see so many engaged HBS alumni i...**
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Experience

CEO & Co-Founder

Caribu

Aug 2016 – Present · 2 yrs 11 mos
Miami/Fort Lauderdale Area

Caribu is an interactive video-calling platform that helps parents and grandparents to read and draw with children when they're not together. We're "FaceTime meets Kindle", for families. The result is an engaging livestream shared-screen experience - in a carefully designed, curated, and secure platform. An in-app library contains hundreds of books, in seven languages, from leading children's publishers, and many educational workbooks with an interactive drawing overlay.

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Business School Admissions Advisor

Ivy Advisors

Aug 2017 – Apr 2018 · 9 mos
Miami/Fort Lauderdale Area

White House Fellow

U.S. Department of the Treasury

Aug 2015 – Aug 2016 · 1 yr 1 mo
Washington D.C. Metro Area

One of sixteen individuals appointed by the President of the United States to serve as a White House Fellow, "America's most prestigious program for leadership and public service."
Served as a strategic policy advisor, providing guidance, coordination, and strategic planning on financial inclusion and financial education initiatives.

Executive Director

Teach For America Miami-Dade

Jan 2013 – Aug 2015 · 2 yrs 8 mos
Miami/Fort Lauderdale Area

Teach For America Miami-Dade works in partnership with communities to expand educational opportunity for children facing the urgent problem of educational inequality. The region, one of the largest in the US, has been working with Miami-Dade County Public Schools for 11 years. I serve as part of TFA's national senior leadership team and work in partnership with ... See more

Associate Consultant

Booz & Company

2012 – 2013 · 1 yr
Greater New York City Area

Member of the Operations Strategy functional practice. Refined and detailed the strategic growth plan for a Colombian utility company. Conducted in-depth market and strategic analysis of the human resources function for business unit subsidiaries of a holding company generating savings.

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Education

Harvard Business School

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Activities and Societies: VP of Latin American Student Association

Harvard Kennedy School of Government
MPP, Education
2009 – 2012
Activities and Societies: AWARDS: Bill George Fellow, Center for Public Leadership David Rubenstein Fellow, Center for Public Leadership Oval Office Fellow, Women and Public Policy Program

New College of Florida
Bachelor of Arts, Political Science & International Studies
2000 – 2004

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Skills & Endorsements

Public Speaking · 55

Endorsed by **Kiesha Moodie and 4 others who are highly skilled at this**

Fundraising · 36

Endorsed by **Rebecca Fishman Lipsey and 1 other who is highly skilled at this**

Community Outreach · 60

Endorsed by **Rebecca Fishman Lipsey and 4 others who are highly skilled at this**

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